SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2019

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended December 31, 2019

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to Mexican pesos, the legal currency of Mexico, references to “ZAR” are to the South African rand, the legal currency of South Africa, references to “UAH” are to Ukrainian hryvnia, the legal currency of Ukraine, references to “GBP” are to Pounds sterling, the legal currency of the United Kingdom and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented.

References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.71.36, as published by Federal Reserve Board of Governors on December 31, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

2

3

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2019		December 31, 2019		March 31, 2019
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	31	Rs.	2,244	Rs.	2,228
Other investments	5		245		17,505		22,529
Trade and other receivables	6		622		44,400		39,869
Inventories	7		529		37,746		33,579
Derivative financial instruments			10		714		360
Tax assets			42		2,994		3,400
Other current assets			163		11,651		12,536
Total current assets		U.S.$	1,643	Rs.	117,254	Rs.	114,501
Non-current assets
Property, plant and equipment		U.S.$	739	Rs.	52,709	Rs.	54,088
Goodwill	11		55		3,939		3,902
Other intangible assets			377		26,908		44,367
Trade and other receivables	6		24		1,695		113
Investment in equity accounted investees			36		2,570		2,529
Other investments	5		10		708		813
Deferred tax assets			158		11,242		4,168
Other non-current assets			12		873		946
Total non-current assets		U.S.$	1,410	Rs.	100,644	Rs.	110,926
Total assets		U.S.$	3,054	Rs.	217,898	Rs.	225,427
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	250	Rs.	17,810	Rs.	14,553
Short-term borrowings	13		128		9,114		12,125
Long-term borrowings, current portion	13		84		5,960		4,256
Provisions			59		4,226		4,166
Tax liabilities			7		488		181
Derivative financial instruments			7		512		68
Other current liabilities			373		26,584		24,351
Total current liabilities		U.S.$	907	Rs.	64,694	Rs.	59,700
Non-current liabilities
Long-term borrowings	13		U.S.$17	Rs.	1,246	Rs.	22,000
Deferred tax liabilities			4		306		610
Provisions			1		54		52
Other non-current liabilities			41		2,926		2,868
Total non-current liabilities		U.S.$	64	Rs.	4,532	Rs.	25,530
Total liabilities		U.S.$	970	Rs.	69,226	Rs.	85,230
Equity
Share capital	14	U.S.$	12	Rs.	831	Rs.	830
Treasury shares	14		(14)		(1,006)		(535)
Share premium			119		8,472		8,211
Share based payment reserve			16		1,135		990
Capital redemption reserve			2		173		173
Retained earnings			1,914		136,605		128,646
Other components of equity			35		2,462		1,882
Total equity		U.S.$	2,083	Rs.	148,672	Rs.	140,197
Total liabilities and equity		U.S.$	3,054	Rs.	217,898	Rs.	225,427

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2019		2019		2018		2019		2018
		Convenience translation (See Note 2(d))
Revenues	15	U.S.$	1,826	Rs.	130,282	Rs.	113,685	Rs.	43,838	Rs.	38,500
Cost of revenues			828		59,081		51,308		20,116		17,748
Gross profit			998		71,201		62,377		23,722		20,752
Selling, general and administrative expenses			532		37,952		36,386		12,670		12,036
Research and development expenses			157		11,220		11,945		3,949		3,668
Impairment of non-current assets	12		235		16,760		128		13,200		-
Other income, net	16		(58)		(4,122)		(1,625)		(228)		(681)
Total operating expenses			866		61,810		46,834		29,591		15,023
Results from operating activities (A)			132		9,391		15,543		(5,869)		5,729
Finance income			25		1,796		1,686		571		502
Finance expense			(11)		(753)		(918)		(152)		(515)
Finance income/(expense), net (B)	17		15		1,043		768		419		(13)
Share of profit of equity accounted investees, net of tax (C)			6		456		281		176		89
Profit/(loss) before tax [(A)+(B)+(C)]			153		10,890		16,592		(5,274)		5,805
Tax (expense)/benefit, net	18		14		966		(2,141)		(423)		(953)
Profit/(loss) for the period		U.S.$	166	Rs.	11,856	Rs.	14,451	Rs.	(5,697)	Rs.	4,852
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.00	Rs.	71.53	Rs.	87.08	Rs.	(34.37)	Rs.	29.25
Diluted earnings per share of Rs.5/- each		U.S.$	1.00	Rs.	71.40	Rs.	86.97	Rs.	(34.37)	Rs.	29.21

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2019		2019		2018		2019		2018
	Convenience translation (See Note 2(d))
Profit/(loss) for the period	U.S.$	166	Rs.	11,856	Rs.	14,451	Rs.	(5,697)	Rs.	4,852
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(1)	Rs.	(87)	Rs.	(894)	Rs.	(200)	Rs.	(438)
Actuarial gains on post-employment benefit obligations		-		-		8		-		-
Tax impact on above items		(0)		(1)		227		-		103
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(1)	Rs.	(88)	Rs.	(659)	Rs.	(200)	Rs.	(335)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	(0)	Rs.	(7)	Rs.	-	Rs.	1	Rs.	-
Foreign currency translation adjustments		13		958		(183)		703		(331)
Foreign currency translation reserve re-classified to the income statement on disposal of foreign operation		-		-		(113)		-		-
Effective portion of changes in fair value of cash flow hedges, net		(6)		(400)		36		(129)		626
Tax impact on above items		2		136		1		48		(230)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	10	Rs.	687	Rs.	(259)	Rs.	623	Rs.	65
Other comprehensive income/(loss) for the period, net of tax	U.S.$	8	Rs.	599	Rs.	(918)	Rs.	423	Rs.	(270)
Total comprehensive income/(loss) for the period	U.S.$	175	Rs.	12,455	Rs.	13,533	Rs.	(5,274)	Rs.	4,582

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2019 (A)	Rs.	830	Rs.	8,211	Rs.	(535)	Rs.	990	Rs.	(1,910)		Rs.	4,031	Rs.	156	Rs.	173	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the period		-		-		-		-		-			-		-		-		-		11,856		11,856
Net change in fair value of equity instruments		-		-		-		-		(113)			-		-		-		-		19 (1)		(94)
Foreign currency translation adjustments		-		-		-		-		-			958		-		-		-		-		958
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.136		-		-		-		-		-			-		(264)		-		-		-		(264)
Actuarial loss on post-employment benefit obligations, net of tax expense of Rs.1		-		-		-		-		-			-		-		-		(1)		-		(1)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(113)		Rs.	958	Rs.	(264)	Rs.	-	Rs.	(1)	Rs.	11,875	Rs.	12,455
Issue of equity shares on exercise of options		1		261		3		(254)		-			-		-		-		-		-		11
Share-based payment expense		-		-		-		399		-			-		-		-		-		-		399
Purchase of treasury shares		-		-		(474)		-		-			-		-		-		-		-		(474)
Dividends paid (including corporate dividends tax)		-		-		-		-		-			-		-		-		-		(3,916)		(3,916)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	261	Rs.	(471)	Rs.	145	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(3,980)
Balance as of December 31, 2019 [(A)+(B)+(C)]	Rs.	831	Rs.	8,472	Rs.	(1,006)	Rs.	1,135	Rs.	(2,023)		Rs.	4,989	Rs.	(108)	Rs.	173	Rs.	(396)	Rs.	136,605	Rs.	148,672
Convenience translation (See note 2(d))	U.S.$	12	U.S.$	119	U.S.$	(14)	U.S.$	16	U.S.$	(28)		U.S.$	70	U.S.$	(2)	U.S.$	2	U.S.$	(6)	U.S.$	1,914	U.S.$	2,083
Balance as of April 1, 2018	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(2)		-		-		-		-		(50)			-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(3)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the period		-		-		-		-		-			-		-		-		-		14,451		14,451
Net change in fair value of equity instruments, net of tax benefit of Rs.230		-		-		-		-		(664)			-		-		-		-		-		(664)
Foreign currency translation adjustments, net of tax benefit of Rs.14(4)		-		-		-		-		-			(283)		-		-		-		-		(283)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.13		-		-		-		-		-			-		23		-		-		-		23
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.3		-		-		-		-		-			-		-		-		5		-		5
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(664)		Rs.	(283)	Rs.	23	Rs.	-	Rs.	5	Rs.	14,451	Rs.	13,532
Issue of equity shares on exercise of options		0		407		-		(407)		-			-		-		-		-		-		0
Share-based payment expense		-		-		-		277		-			-		-		-		-		-		277
Purchase of treasury shares		-		-		(496)		-		-			-		-		-		-		-		(496)
Dividends paid (including corporate dividends tax)		-		-		-		-		-			-		-		-		-		(4,003)		(4,003)
Total transactions with owners of the Company (C)	Rs.	0	Rs.	407	Rs.	(496)	Rs.	(130)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,003)	Rs.	(4,222)
Balance as of December 31, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	8,197	Rs.	(496)	Rs.	891	Rs.	(1,760)			Rs3,901	Rs.	68	Rs.	173	Rs.	(397)	Rs.	124,301	Rs.	135,708

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.

(2)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was considered in retained earnings.

(3)

Represents mark to market gain/(loss) on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.

(4)	Includes gain of Rs.113 re-classified from foreign currency translation reserve to the income statement on disposal of a foreign operation.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2019		2019		2018
	Convenience translation (See Note 2(d))
Cash generated from operating activities:
Profit for the period	U.S.$	166	Rs.	11,856	Rs.	14,451
Adjustments for:
Income tax expense/(benefit)		(14)		(966)		2,141
Fair value changes and profit on sale of mutual funds		(11)		(780)		(503)
Depreciation and amortization		133		9,507		9,089
Impairment of non-current assets		235		16,760		128
Allowance for credit loss and doubtful trade receivables and other advances		2		162		92
Gain on sale or de-recognition of property, plant and equipment and other intangible assets, net		(0)		(6)		(1,043)
Share of profit of equity accounted investees		(6)		(456)		(281)
Foreign exchange gain, net		3		232		(1,507)
Interest expense, net		1		46		64
Equity settled share-based payment expense		6		399		277
Dividends income		(0)		(5)		-
Changes in operating assets and liabilities:
Trade and other receivables		(91)		(6,493)		4,226
Inventories		(58)		(4,166)		(4,742)
Trade and other payables		42		3,025		731
Other assets and other liabilities, net		49		3,502		1,808
Cash generated from operations		457		32,617		24,931
Income tax paid, net		(75)		(5,322)		(2,938)
Net cash generated from operating activities	U.S.$	382	Rs.	27,295	Rs.	21,993
Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		(47)		(3,351)		(5,196)
Proceeds from sale of property, plant and equipment, and other intangible assets		5		367		2,098
Expenditure on other intangible assets		(9)		(667)		(978)
Purchase of other investments		(1,301)		(92,804)		(62,313)
Proceeds from sale of other investments		1,382		98,622		58,836
Dividends received from equity accounted investees		5		392		-
Interest and dividends received		10		688		398
Net cash generated from/(used in) investing activities	U.S.$	46	Rs.	3,247	Rs.	(7,155)
Cash flows used in financing activities:
Proceeds from issuance of equity shares		0		3		1
Repayment of short-term borrowings, net		(48)		(3,425)		(9,983)
Repayment of long-term borrowings		(301)		(21,507)		(57)
Purchase of treasury shares		(7)		(474)		(496)
Dividends paid (including corporate dividends tax)		(55)		(3,916)		(4,003)
Interest paid		(18)		(1,277)		(1,179)
Net cash used in financing activities	U.S.$	(429)	Rs.	(30,596)	Rs.	(15,717)
Net decrease in cash and cash equivalents		(1)		(54)		(879)
Effect of exchange rate changes on cash and cash equivalents		1		70		37
Cash and cash equivalents at the beginning of the period		31		2,228		2,542
Cash and cash equivalents at the end of the period (See Note 4 for further details)	U.S.$	31	Rs.	2,244	Rs.	1,700

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These interim financial statements were authorized for issuance by the Company’s Board of Directors on January 31, 2020.

b)	Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2019 contained in the Company’s Annual Report on Form 20-F except for the changes to the accounting policies on adoption of IFRS 16, “Leases”.

Several other amendments and interpretations apply for the first time in the fiscal year ended March 31, 2020, but do not have an impact on the interim financial statements of the Company.

c)	Basis of measurement

These interim financial statements have been prepared in accordance with the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	financial assets are measured either at fair value or at amortized cost depending on the classification;

•

employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under leases, are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value; and

•	investments in joint ventures are accounted for using the equity method.

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months and nine months ended December 31, 2019 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.71.36, as published by the Federal Reserve Board of Governors on December 31, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2019.

g)	New accounting standards effective as on April 1, 2019

IFRS 16, “Leases”

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019.

Impact of the implementation of IFRS 16 on the Company:

IFRS 16, “Leases” changed the ﬁnancial statements of the Company as the majority of leases for which the Company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognized on the statements of financial position. The lease liability reflects the net present value of the remaining lease payments adjusted for payments made before the commencement date, lease incentives and other items related to the lease agreement, and the right-of-use asset corresponds to the lease liability.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense. In addition, the portion of the lease payments which represents the reduction of the lease liability is recognized in the cash flow statement as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities.

The Company implemented the new standard on April 1, 2019, and applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the statements of financial position immediately before the date of initial application and will not restate prior years.

The Company elected to use the transition practical expedient that allows the standard to be applied only to contracts previously identified under IAS 17, “Leases” and IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

The Company also elected to use the recognition exemption for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”) and lease contracts for which the underlying asset is of low value (“low value assets”).

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

On April 1, 2019, the Company recognized lease liabilities of Rs.1,335 (presented as part of borrowings) and right-of-use assets of Rs.1,153, after adjustments of Rs.182 towards lease incentives and other items related to the lease agreement as at March 31, 2019 (presented as part of Property, plant and equipment). Consequently, the Company has recognized an amount of Rs.332 in depreciation expense and Rs.105 in finance costs for the nine months ended December 31, 2019.

Adoption of the new standard had no impact upon leases for which the Company is a lessor.

The updated accounting policies of the Company, effective April 1, 2019, upon adoption of IFRS 16, “Leases” are as follows:

Leases

As lessee, the Company assesses whether a contract contains a lease at inception of such contract. The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for short-term leases and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments as from the commencement date of the lease. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate in the respective markets.

The right-of-use assets are initially recognized on the statements of financial position at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are assessed for impairment whenever there is an indication that the statements of financial position carrying amount may not be recoverable using cash flow projections for the useful life.

Accounting policy relating to leases before April 1, 2019:

At the inception of each lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company’s statements of financial position. Payments made under operating leases are recognized in the consolidated income statement on a straight-line basis over the term of the lease.

Operating lease incentives received from the landlord are recognized as a reduction of rental expense on a straight line basis over the lease term.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

h)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

Amendments to IFRS 9 and IFRS 7 in response to IBOR reform

In September 2019, the International Accounting Standards Board (“IASB”) published “Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7,” which amended certain of its requirements for hedge accounting. The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (“IBORs”).

The amendments revise the IASB’s new and old financial instruments Standards, IFRS 9, “Financial Instruments” and IAS 39, “Financial Instruments: Recognition and Measurement”, as well as the related Standard on disclosures, IFRS 7, “Financial Instruments: Disclosures”.

The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBORs reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties.

The amendments are effective as of January 1, 2020, although companies may choose to apply them earlier. The Company is in the process of evaluating the impact of such amendments on its financial statements.

Narrow scope amendments to IAS 1, Presentation of financial statements

In January 2020, The IASB issued narrow-scope amendments to IAS 1, “Presentation of Financial Statements” to clarify how to classify debt and other liabilities as current or non-current.

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments clarify, not change, existing requirements, and so are not expected to affect companies’ financial statements significantly. However, they could result in companies reclassifying some liabilities from current to non-current, and vice versa;

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Managing Director and Co-Chairman is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Proprietary Products; and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research and development of differentiated formulations. The segment is expected to earn through revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues and expenses is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2019										For the nine months ended December 31, 2018
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	101,725	Rs.	18,552	Rs.	7,947	Rs.	2,058	Rs.	130,282	Rs.	92,519	Rs.	17,375	Rs.	2,237	Rs.	1,554	Rs.	113,685
Gross profit	Rs.	58,117	Rs.	4,147	Rs.	7,751	Rs.	1,186	Rs.	71,201	Rs.	54,916	Rs.	4,708	Rs.	1,875	Rs.	878	Rs.	62,377
Selling, general and administrative expenses										37,952										36,386
Research and development expenses										11,220										11,945
Impairment of non-current assets										16,760										128
Other income, net										(4,122)										(1,625)
Results from operating activities									Rs.	9,391									Rs.	15,543
Finance income, net										1,043										768
Share of profit of equity accounted investees, net of tax										456										281
Profit before tax									Rs.	10,890									Rs.	16,592
Tax (expense)/benefit, net										966										(2,141)
Profit for the period										11,856										14,451

Information about segments:	For the three months ended December 31, 2019					For the three months ended December 31, 2018
Segments	Global Generics	PSAI	Proprietary Products	Others	Total	Global Generics	PSAI	Proprietary Products	Others	Total
Revenues(1)	Rs.35,927	Rs.6,906	Rs.241	Rs.764	Rs.43,838	Rs.31,347	Rs.5,937	Rs.735	Rs.481	Rs.38,500
Gross profit	Rs.20,910	Rs.2,072	Rs.246	Rs.494	Rs.23,722	Rs.18,049	Rs.1,826	Rs.628	Rs.249	Rs.20,752
Selling, general and administrative expenses					12,670					12,036
Research and development expenses					3,949					3,668
Impairment of non-current assets					13,200					-
Other income, net					(228)					(681)
Results from operating activities					Rs.(5,869)					Rs.5,729
Finance (expense)/income, net					419					(13)
Share of profit of equity accounted investees, net of tax					176					89
Profit/(loss) before tax					Rs.(5,274)					Rs.5,805
Tax (expense)/benefit, net					(423)					(953)
Profit/(loss) for the period					Rs.(5,697)					Rs.4,852

(1)

Revenues for the nine months ended December 31, 2019 and 2018 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,432 and Rs.4,409, respectively. Revenues for the three months ended December 31, 2019 and 2018 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,643 and Rs.1,295, respectively.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2019		2018		2019		2018
India	Rs.	24,503	Rs.	21,709	Rs.	8,580	Rs.	7,141
United States		56,882		50,765		17,261		16,877
Russia		12,986		11,680		4,917		4,099
Others		35,911		29,531		13,080		10,383
	Rs.	130,282	Rs.	113,685	Rs.	43,838	Rs.	38,500

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2019		March 31, 2019
Cash on hand	Rs.	2	Rs.	2
Balances with banks		1,904		2,102
Term deposits with banks (original maturities less than 3 months)		338		124
Cash and cash equivalents in the statement of financial position	Rs.	2,244	Rs.	2,228
Less : Bank overdrafts used for cash management purposes		-		-
Cash and cash equivalents in the statement of cash flow	Rs.	2,244	Rs.	2,228
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	112	Rs.	112
Other restricted cash balances		12		12

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds and debentures, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2019 and March 31, 2019 were as follows:

	As of December 31, 2019						As of March 31, 2019
	Cost		Unrealized gain/(loss)		Fair value(2)		Cost		Unrealized gain/(loss)		Fair value(2)
In units of mutual funds	Rs.	8,891	Rs.	125	Rs.	9,016	Rs.	15,933	Rs.	307	Rs.	16,240
In equity securities(1)		2,701		(2,017)		684		2,703		(1,911)		792
In bonds and debentures		2,495		(7)		2,488		5,272		-		5,272
In commercial paper		967		-		967		459		-		459
Term deposits with banks		5,035		-		5,035		558		-		558
Others		23		-		23		21		-		21
	Rs.	20,112	Rs.	(1,899)	Rs.	18,213	Rs.	24,946	Rs.	(1,604)	Rs.	23,342
Current portion
In units of mutual funds	Rs.	8,891	Rs.	125	Rs.	9,016	Rs.	15,933	Rs.	307	Rs.	16,240
In bonds and debentures		2,495		(7)		2,488		5,272		-		5,272
In commercial paper		967		-		967		459		-		459
Term deposits with banks		5,034		-		5,034		558		-		558
	Rs.	17,387	Rs.	118	Rs.	17,505	Rs.	22,222	Rs.	307	Rs.	22,529

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.	Other investments (continued)

	As of December 31, 2019						As of March 31, 2019
	Cost		Unrealized gain/(loss)		Fair value(2)		Cost		Unrealized gain/(loss)		Fair value(2)
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	(2,017)	Rs.	684	Rs.	2,703	Rs.	(1,911)	Rs.	792
Term deposits with banks		1		-		1		-		-		-
Others		23		-		23		21		-		21
	Rs.	2,725	Rs.	(2,017)	Rs.	708	Rs.	2,724	Rs.	(1,911)	Rs.	813

(1)

Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 31 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as under:

Investments in units of mutual funds	Fair value through profit and loss
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)
Investments in market linked debentures	Fair value through other comprehensive income
Investments in bonds, commercial paper, term deposits and others	Amortized cost

6.	Trade and other receivables

	As of
	December 31, 2019		March 31, 2019
Current
Trade and other receivables, gross	Rs.	45,619	Rs.	41,041
Less: Allowance for credit losses		(1,219)		(1,172)
Trade and other receivables, net	Rs.	44,400	Rs.	39,869

Non-current
Trade and other receivables, gross(1)	Rs.	1,695	Rs.	113
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	1,695	Rs.	113

(1)

Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

The Company has a receivables financing arrangement with a bank, pursuant to which the Company from time to time sells to the bank certain trade receivables of its Global Generics segment, on a non-recourse basis. The receivables sold and the purchase price for them are mutually agreed upon with the bank after considering the credit worthiness of the customers and also other contractual terms with the customer including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables are sold at a value that is generally lower than the net amount receivable from its customers thereunder. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank and, accordingly, the same are derecognized in the statements of financial position.

As on December 31, 2019 and March 31, 2019, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.8,915 (U.S.$125) and Rs.7,592 (U.S.$110), respectively.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7.	Inventories

Inventories consist of the following:

	As of
	December 31, 2019		March 31, 2019
Raw materials	Rs.	11,045	Rs.	8,920
Work-in-progress		7,536		7,201
Finished goods (includes stock-in-trade)		16,380		14,969
Packing materials, stores and spares		2,785		2,489
	Rs.	37,746	Rs.	33,579

Details of inventories recognized in consolidated income statement are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Raw materials, consumables and changes in finished goods and work in progress	Rs.	37,646	Rs.	27,312	Rs.	13,481	Rs.	9,632
Inventory write-downs(1)		2,587		2,825		672		1,248

(1)

Following the Company’s decision to voluntarily recall all of its ranitidine medications sold in United States due to confirmed contamination with N-Nitrosodimethylamine (NDMA) above levels established by the U.S. FDA, the Company recognized Rs.231 as inventory write downs towards semi-finished and finished inventory of ranitidine during the nine months ended December 31, 2019. Furthermore, an amount of Rs.170 was recognized (as a reduction from revenue) as a provision for refund liabilities arising out of the Company’s recall decision.

8.	Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Ukrainian hryvnias and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Brazilian reals and South African rands. The Company uses forward, option and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments, such as foreign currency borrowings, as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(859)	Rs.	(195)	Rs.	(544)	Rs.	831
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		(400)		36		(129)		626
Net gain/(loss) recognized as component of revenue		34		(494)		(32)		(239)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.170 and a gain of Rs.229 as at December 31, 2019 and March 31, 2019, respectively.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, bonds and debentures, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

The carrying value and fair value of financial instruments as of December 31, 2019 and March 31, 2019 were as follows:

	As of December 31, 2019				As of March 31, 2019
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	2,244	Rs.	2,244	Rs.	2,228	Rs.	2,228
Other investments(1)		18,213		18,213		23,342		23,342
Trade and other receivables		46,095		46,095		39,982		39,982
Derivative financial instruments		714		714		360		360
Other assets(2)		3,067		3,067		2,843		2,843
Total	Rs.	70,333	Rs.	70,333	Rs.	68,755	Rs.	68,755
Liabilities:
Trade and other payables	Rs.	17,810	Rs.	17,810	Rs.	14,553	Rs.	14,553
Derivative financial instruments		512		512		68		68
Long-term borrowings		7,206		7,206		26,256		26,256
Short-term borrowings		9,114		9,114		12,125		12,125
Other liabilities and provisions(3)		23,623		23,623		21,902		21,902
Total	Rs.	58,265	Rs.	58,265	Rs.	74,904	Rs.	74,904

(1)	Interest accrued but not due on investments is included in other assets.

(2)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.9,457 and Rs.10,639 as of December 31, 2019 and March 31, 2019, respectively, are not included.

(3)

Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.10,167 and Rs.8,898 as of December 31, 2019 and March 31, 2019, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	9,016	Rs.	-	Rs.	-	Rs.	9,016
FVTOCI - Financial asset - Investment in equity securities		684		-		-		684
FVTOCI - Financial asset - Investment in market linked debentures		1,993		-		-		1,993
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		202		-		202

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,240	Rs.	-	Rs.	-	Rs.	16,240
FVTOCI - Financial asset - Investment in equity securities		791		-		-		791
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		292		-		292

(1)

The Company enters into derivative contracts with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap pricing models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at December 31, 2019 and March 31, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

10.	Property, plant and equipment

Acquisitions and disposals

	For the nine months ended December 31,				For the year ended March 31, 2019
	2019		2018
Cost of assets acquired during the period	Rs.	3,605	Rs.	4,400	Rs.	8,313
Right to use assets capitalized on adoption of IFRS 16		1,370		-		-
Net book value of assets disposed of during the period (1) (2)		(44)		(867)		(816)
Depreciation expense		6,560		6,226		8,362
Impairment loss recognized during the period (2)		-		94		89

(1)

During the three months ended December 31, 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of a slump sale (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities) including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs.423 representing the profit on sale of such business unit was included under the head “Other income, net”.

(2)

Consequent to the Company’s plan to dispose of certain non-current assets, the assets were measured at the lower of their carrying value and their fair value less costs to sell. Accordingly, Rs.94 had been recognized as impairment loss for the three months ended June 30, 2018.

During the three months ended September 30, 2018, the closing conditions were satisfied and the Company sold all of the issued and outstanding membership interests in Dr. Reddy’s Laboratories Tennessee, LLC and certain related assets. The sale resulted in a gain on disposal of Rs.110, which was recognized in the income statements under the heading “Other income, net” as gain on disposal of assets. The gain on disposal includes Rs.113 of foreign currency translation reserve reclassified to the income statements on disposal of foreign operations.

Capital commitments

As of December 31, 2019 and March 31, 2019, the Company was committed to spend Rs.4,380 and Rs.2,495, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as at December 31, 2019 and March 31, 2019:

	As of
	December 31, 2019		March 31, 2019
Opening balance, gross	Rs.	20,176	Rs.	20,219
Effect of translation adjustments		47		(43)
Impairment loss (1)		(16,284)		(16,274)
Closing balance	Rs.	3,939	Rs.	3,902

(1)

The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

12.	Other intangible assets

	For the nine months ended December 31,				For the year ended March 31, 2019
	2019		2018
Additions during the period (1)	Rs.	1,211	Rs.	1,611	Rs.	2,144
Net book value of assets disposed of during the period (2)		(58)		(365)		(404)
Amortization expense		2,947		2,863		3,828
Impairment loss recognized during the period (3)		16,750		34		116

(1)

During the three months ended June 30, 2019, the Company acquired a portfolio of approved, non-marketed Abbreviated New Drug Applications (“ANDAs”) in the United States from Teva for a total consideration of Rs.277 (U.S.$4). The Company recognized these ANDAs acquired as product related intangibles.

(2)

During the nine months ended December 31, 2018 and the year ended March 31, 2019, the Company disposed of certain intangible assets forming part of the Company’s Proprietary Products segment. Gain on disposal of such assets amounted to Rs.354 and Rs.682 for the nine months ended December 31, 2018 and the year ended March 31, 2019, respectively.

(3)	Impairment of intangible assets

During the three months ended September 30, 2019

In June 2019, the Company launched tobramycin inhalation solution, USP, a therapeutic equivalent generic version of TOBI® (tobramycin) Inhalation Solution, and in July 2019 the Company launched ramelteon tablets, 8 mg, a therapeutically equivalent generic version of Rozerem® (ramelteon, 8 mg) Tablets. Subsequent to their respective launches, both products experienced adverse market conditions, such as increased competition and reduced selling prices by competitors. As a result, the performance of the products was significantly lower than the Company’s prior estimates.  Accordingly, the Company assessed the recoverable amount of intangible assets associated with these two products and, during the three months ended September 30, 2019, recognized an impairment charge of Rs.2,413 (U.S.$33.8) with respect to these two products. Furthermore, during the three months ended September 30, 2019, the Company decided to drop the launch of its planned imiquimod cream product, and its entire carrying value of Rs.1,138 (U.S.$15.9) was recognized as an impairment charge for such period. Accordingly, the total impairment charges recognized during the three months ended September 30, 2019 were Rs.3,551(U.S.$49.7).

During the three months ended December 31, 2019

Total impairment charges for the three months ended December 31, 2019 were Rs.13,200, of which Rs.11,137 was attributable  to impairment of gNuvaring and the balance of Rs.2,063 was attributable to  other product related intangibles.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12.	Other intangible assets (continued)

Impairment of gNuvaring

During three months ended December 31, 2019, there were significant changes to the generics market for Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016.  The changes include the launches of both generic and authorized generic versions of the product in December 2019. Due to these adverse market developments, as at December 31, 2019, the Company tested the carrying value of this product at the product cash generating unit (“CGU”) level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product’s value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of Rs.11,137 (U.S.$156.5) for the three months ended December 31, 2019. This impairment pertained to the Company’s Global Generics segment.

The carrying value of the asset after the impairment was Rs.3,084 (U.S.$43.2).

The Company used the discounted cash flow approach to calculate the value in use, with the assistance of independent appraisers. The key assumptions considered in the calculation are as follows:

•	Weighted average of probability adjusted revenue projections which take into consideration different scenarios such as base case, upside case and downside case;
•	Rate of generic penetration and estimated price erosion throughout the period;
•	Estimate of useful life over which the product is expected to generate cash flows; and
•	the net cash flows have been discounted based on a post-tax discounting tax rate of 8%.

Other intangible assets

In view of the specific triggers occurring in the quarter with respect to some of product related intangible assets forming part of  the Company's Global Generics and Proprietary products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company recorded an amount of Rs.2,063 as impairment loss for the three months ended December 31, 2019.

Tabulated below are the details of impairment for the nine months ended December 31, 2019 and 2018.

		For the nine months ended December 31,
Particulars of the impaired assets	Segment	2019	2018
Impairment of intangibles under development	Global Generics	Rs.12,275	Rs.-
	Proprietary Products	1,104	-
Other intangibles	Global Generics	3,371	34
Other non-current assets	Global Generics	-	94
	Others	10	-
		Rs.16,760	Rs.128

Details of significant separately acquired intangible assets as at December 31, 2019 are as follows:

Particulars of the assets	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	9,440
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		5,193
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc		3,755
Habitrol ® brand	Novartis Consumer Health Inc.		1,994
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,719
Over the counter product brands	Ducere Pharma LLC		746
Beta brand	3i Group plc		699
Various ANDAs	Gland Pharma Limited		286

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company, which are repayable within 6 to 12 months from the date of drawdown, and other unsecured loans drawn by certain of its subsidiaries in Switzerland, Russia, Mexico, Brazil and South Africa.

Short-term borrowings consist of the following:

	As of
	December 31, 2019		March 31, 2019
Pre-shipment credit	Rs.	3,569	Rs.	5,463
Other working capital borrowings		5,545		6,662
	Rs.	9,114	Rs.	12,125

The interest rate profile of short-term borrowings from banks is given below:

	As of
	December 31, 2019		March 31, 2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	USD	1 Month LIBOR + 16.5 to 30 bps	USD	1 Month LIBOR + 25 to 40 bps
Other working capital borrowings	USD	3 Months LIBOR + 55 bps	USD	1 Month LIBOR + 65 to 95 bps
	RUB	7.05%	RUB	8.22%
	ZAR	1Month JIBAR+120 bps	ZAR	1Month JIBAR+120 bps
	MXN	TIIE + 1.25%	MXN	TIIE + 1.25%
	INR	9.05%	-	-
	BRL	7.25%	-	-
	-	-	UAH	21.50%

(1)

“INR” means Indian rupees, “USD” means United States dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia , “BRL” means Brazilian reals and “ZAR” means South African rand.

(2)

“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	December 31, 2019				March 31, 2019
	Non-current		Current		Non-current		Current
Foreign currency borrowing by the parent company	Rs.	-	Rs.	5,353	Rs.	3,454	Rs.	1,729
Foreign currency borrowing by the Swiss subsidiary(1)		-		-		15,819		1,383
Foreign currency borrowing by the German subsidiary(2)		-		-		2,175		1,087
Obligations under leases		1,246		607		552		57
	Rs.	1,246	Rs.	5,960	Rs.	22,000	Rs.	4,256

(1)	“Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA
(2)	“German subsidiary” refers to Reddy Holding GmbH

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

During the nine months ended December 31, 2019, the Company repaid both the long-term borrowings of U.S.$250 in the Swiss subsidiary and EUR 42 in the German Subsidiary.

All the foregoing loan agreements impose various financial covenants on the Company. As of December 31, 2019, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at December 31, 2019 and March 31, 2019 were as follows:

As of
	December 31, 2019		March 31, 2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	USD	1 Month LIBOR + 82.7 bps	USD	1 Month LIBOR + 70 to 105 bps
	-	-	EUR	0.81%

(1)	“USD” means United States dollars and “EUR” means Euros.

(2)	“LIBOR” means the London Inter-bank Offered Rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.53,869 and Rs.47,134 as of December 31, 2019 and March 31, 2019, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

14.	Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2019 and December 31, 2018:

	As of December 31, 2019			As of December 31, 2018
	Number	Amount		Number	Amount
Opening number of equity shares/share capital	166,065,948	Rs.	830	165,910,907	Rs.	830
Add: Equity shares issued pursuant to employee stock option plans(1)	97,200		1	149,954		0
Closing number of equity shares/ share capital	166,163,148	Rs.	831	166,060,861	Rs.	830
Treasury shares(2)	395,950	Rs.	1,006	(202,073)	Rs.	496

(1)

During the nine months ended December 31, 2019 and 2018, 97,200 equity shares and 149,954 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan, 2002 and Dr. Reddy’s Employees Stock Option Plan, 2007. All of the options exercised had an exercise price of Rs.5 per share, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)

Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. During the nine months ended December 31, 2019, an aggregate of 1,150 equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. All of the options exercised had an exercise price of Rs.2,607 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As at December 31, 2019 and March 31, 2019, the ESOS Trust had outstanding 395,950 and 217,976 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,006 and Rs.535, respectively.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.	Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Sales	Rs.	120,213	Rs.	111,234	Rs.	42,607	Rs.	37,860
Service income		1,748		1,480		685		480
License fees		8,321		971		546		160
	Rs.	130,282	Rs.	113,685	Rs.	43,838	Rs.	38,500

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2019		2018		2019		2018
India	Rs.	24,503	Rs.	21,709	Rs.	8,580	Rs.	7,141
United States		56,882		50,765		17,261		16,877
Russia		12,986		11,680		4,917		4,099
Others		35,911		29,531		13,080		10,383
	Rs.	130,282	Rs.	113,685	Rs.	43,838	Rs.	38,500

Refund liabilities on account of anticipated sales returns amounting to Rs.3,694 and Rs.3,581 as of December 31, 2019 and March 31, 2019, respectively, has been included in provisions forming part of current liabilities.

16.	Other income, net

Other income, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Gain on sale/disposal of property, plant and equipment and other intangible assets, net(2)	Rs.	(64)	Rs.	(1,043)	Rs.	(45)	Rs.	(503)
Sale of spent chemicals		(231)		(281)		(82)		(91)
Scrap sales		(117)		(143)		(36)		(46)
Miscellaneous income, net(1)		(3,710)		(158)		(65)		(41)
	Rs.	(4,122)	Rs.	(1,625)	Rs.	(228)	Rs.	(681)

(1)

Miscellaneous income, net includes Rs.3,457 (U.S.$50) received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID ® brand capsules (Lenalidomide) pending before Health Canada.

(2)	Refer to Notes 10(1) and 12(2) of these interim financial statements for further details.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Interest income	Rs.	707	Rs.	580	Rs.	207	Rs.	220
Fair value changes and profit on sale of mutual funds		780		503		218		282
Foreign exchange gain		304		603		146		-
Miscellaneous income, net		5		-		-		-
Finance income (A)	Rs.	1,796	Rs.	1,686	Rs.	571	Rs.	502
Interest expense		(753)		(644)		(152)		(241)
Foreign exchange loss		-		(274)		-		(274)
Finance expense (B)	Rs.	(753)	Rs.	(918)	Rs.	(152)	Rs.	(515)
Finance income/(expense), net [(A)+(B)]	Rs.	1,043	Rs.	768	Rs.	419	Rs.	(13)

18.	Income Taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the nine months ended December 31, 2019 and 2018 was (8.9)% and 12.9%, respectively. Income tax benefit was Rs.966 for the nine months ended December 31, 2019, as compared to income tax expense of Rs.(2,141) for the nine months ended December 31, 2018.

The effective rate of tax for the nine months ended December 31, 2019 was lower primarily on account of:

•	recognition of deferred tax asset related to losses for impairment of certain product related intangibles of the Company (for further details, see Note 12 of these interim financial statements); and

•

recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, India on account of the recently promulgated Taxation Laws (Amendment) Ordinance 2019, that reduced the MAT rate from 21.55% to 17.47% for the fiscal year ended March 31, 2020 and subsequent periods.

The Company’s consolidated weighted average tax rate for the three months ended December 31, 2019 and 2018 was (8)% and 16.4%, respectively. Income tax expense was Rs.(423) for the three months ended December 31, 2019, as compared to income tax expense of Rs.(953) for the three months ended December 31, 2018.

The effective rate of tax for the three months ended December 31, 2019 was lower primarily on account of recognition of deferred tax asset related to losses for impairment of certain product related intangibles of the Company (for further details, see Note 12 of these interim financial statements).

Total tax benefits of Rs.48 and Rs.135 were recognized directly in the equity for the three months and nine months ended December 31, 2019, respectively (as compared to tax expenses of Rs.(127) and tax benefits of Rs.228 that were recognized directly in the equity for the three months and nine months ended December 31, 2018, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of financial instruments and the foreign exchange gain/loss on cash flow hedges.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”) each of which allows for grants of stock options to employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”).

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2019 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	49,796	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	89,282	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	61,700	Rs.	2,814.00	1 to 4 years	5 years
DRL 2018 Plan	167,500	Rs.	2,814.00	1 to 4 years	5 years

The above grants were made on May 16, 2019 and October 31, 2019.

The terms and conditions of the grants made during the nine months ended December 31, 2018 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	119,456	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	70,730	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	102,960	Rs.	1,982.00	1 to 4 years	5 years
DRL 2007 Plan	46,200	Rs.	2,607.00	1 to 4 years	5 years
DRL 2018 Plan	235,700	Rs.	2,607.00	1 to 4 years	5 years

The above grants were made on May 21, 2018, July 26, 2018 and September 21, 2018.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	October 31, 2019		May 16, 2019		May 16, 2019		September 21, 2018		July 26, 2018		May 21, 2018
Expected volatility		27.10%		28.25%		29.29%		33.98%		34.89%		32.97%
Exercise price	Rs.	5.00	Rs.	2,814.00	Rs.	5.00		Rs.5.00 / Rs.2,607.00	Rs.	5.00		Rs.5.00 / Rs.1,982.00
Option life		2.5 Years		5.0 Years		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		5.72%		7.14%		6.76%		7.90%		7.47%		7.46%
Expected dividends		0.72%		0.71%		0.71%		0.78%		0.94%		1.06%
Grant date share price	Rs.	2,783.20	Rs.	2,801.00	Rs.	2,801.00	Rs.	2,556.25	Rs.	2,132.75	Rs.	1,893.05

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee stock incentive plans (continued)

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Equity settled share-based payment expense(1)	Rs.	399	Rs.	277	Rs.	127	Rs.	113
Cash settled share-based payment expense(2)		66		62		28		24
	Rs.	465	Rs.	339	Rs.	155	Rs.	137

(1)

As of December 31, 2019, there was Rs.675 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.98 years.

(2)

Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of December 31, 2019, there was Rs.129 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.02 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The net liability recorded by the Company towards this obligation was Rs.67 and Rs.26 as at December 31, 2019 and March 31, 2019, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,053 and Rs.1,089 as at December 31, 2019 and March 31, 2019, respectively.

21.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited (“Green Park Hospitality”) for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc.,USA for professional consulting services;
•	Shravya Publications Pvt. Ltd. for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Related parties (continued)

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Research and development services received	Rs.	97	Rs.	71	Rs.	19	Rs.	31
Research and development services provided		58		-		-		-
Contributions towards social development		177		178		59		59
Hotel expenses paid		18		22		7		6
Catering expenses paid		242		180		67		74
Lease rentals paid		27		26		9		9
Civil works		76		79		28		23
Sales of goods		11		23		-		11
Salaries to relatives of key management personnel		6		4		2		1
Others		3		-		-		-

The Company had the following amounts due from related parties as at the following dates:

	As of
	December 31, 2019		March 31, 2019
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		71		106

The Company had the following amounts due to related parties as at the following dates:

	As of
	December 31, 2019		March 31, 2019
Due to related parties	Rs.	23	Rs.	80

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Salaries and other benefits	Rs.	481	Rs.	437	Rs.	166	Rs.	146
Contributions to defined contribution plans		26		27		9		9
Commission to directors		205		176		75		59
Share-based payments expense		122		74		43		25
	Rs.	834	Rs.	714	Rs.	293	Rs.	239

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and nine months ended December 31, 2019 and 2018:

Depreciation	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Cost of revenues	Rs.	4,842	Rs.	4,791	Rs.	1,576	Rs.	1,594
Selling, general and administrative expenses		1,000		596		308		214
Research and development expenses		718		839		247		265
	Rs.	6,560	Rs.	6,226	Rs.	2,131	Rs.	2,073

Amortization	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Cost of revenues	Rs.	175	Rs.	213	Rs.	33	Rs.	74
Selling, general and administrative expenses		2,687		2,557		895		929
Research and development expenses		85		93		26		32
	Rs.	2,947	Rs.	2,863	Rs.	954	Rs.	1,035

Employee benefits	For the nine months ended December 31,				For the three months ended December 31,
	2019		2018		2019		2018
Cost of revenues	Rs.	8,006	Rs.	8,071	Rs.	2,559	Rs.	2,450
Selling, general and administrative expenses		13,885		13,377		4,707		4,420
Research and development expenses		3,356		3,699		1,111		1,184
	Rs.	25,247	Rs.	25,147	Rs.	8,377	Rs.	8,054

23.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 35 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2019 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies (continued)

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the U.S. immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit (“Court of Appeals”) affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware case (U.S. patent nos. 8,603,514 and 8,015,150).

After the Delaware District Court’s decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”), styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court.  Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the Order, Indivior was required to and did post a bond of $72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior’s petition for rehearing on February 4, 2019. Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior’s petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company’s generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court’s claim construction order.

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior has appealed the Magistrate Judge’s decision to the New Jersey District Court. Indivior has also filed a motion requesting that the New Jersey District Court bifurcate and stay the antitrust case until after the completion of Indivior’s patent case.

The parties continue to litigate Indivior’s allegation that the Company’s generic sublingual film products infringe any valid claim of U.S. patent number 9,687,454, with such litigation ongoing before the New Jersey District Court and the Patent Trial and Appeal Board (“PTAB”). On November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of patent U.S. patent number 9,687,454 before the PTAB. On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. A final decision is expected from the PTAB by June 2020.

The Company intends to vigorously defend its positions and pursue a claim for damages arising from the preliminary injunction and the Company’s antitrust claims against Indivior. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies (continued)

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations on the maximum prices permissible for “specified product” Norfloxacin under applicable price control regulations. The matter is adjourned to May 14, 2020 for hearing.

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. The matter is adjourned to April 16, 2020 for hearing.

Other product and patent related matters

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end‐payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

Defendants' motions to dismiss were denied. Discovery is ongoing. Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the U.S. District Court for the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision was made in the interim financial statements of the Company.

Ranitidine Recall and Litigation

On October 1, 2019, the Company initiated a voluntary nationwide retail (at the retail level for over-the-counter products and at the consumer level for prescription products) of all of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA.  NDMA is classified as a probable human carcinogen (a substance that could cause cancer) based on results from laboratory tests.  On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.”  See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. The U.S. FDA has indicated that its investigation and testing continue.

The Company, along with a number of other ranitidine manufacturers and sellers, has been named as a defendant in one class action complaint in the Northern District of Illinois related to ranitidine (the “White Putative Class Action”).  Plaintiffs do not allege that they have suffered any injury arising from the ingestion of the Company’s ranitidine. Plaintiffs do allege that they have an increased risk for developing various types of cancer from exposure to NDMA in ranitidine.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Contingencies (continued)

As to the Company, plaintiffs seek certification of a nationwide class of all individuals who used prescription or over-the-counter ranitidine manufactured by the Company and who have not been diagnosed with cancer.  On behalf of the alleged class, plaintiffs seek to recover the amounts spent on ranitidine and other unspecified compensatory damages, treble damages, punitive damages, and attorneys’ fees as allowed by law, and the implementation and funding of a medical monitoring program.  The Company denies the claims and intends to defend the case vigorously. Because the case has only recently been filed, the scientific underpinnings of the allegations are unclear and in dispute, and due to the inherent uncertainties of civil litigation generally, the Company is not in a position to predict the likelihood of an unfavorable outcome or provide an estimate of the amount or range of potential loss in the event of an unfavorable outcome.

Multiple other putative class actions and individual injury lawsuits against other ranitidine manufacturers and sellers have been filed and a motion to create coordinated or consolidated multidistrict litigation was filed on November 4, 2019.  The Joint Panel on Multidistrict Litigation (“JPML”) heard oral argument on plaintiffs’ motion to create multidistrict litigation (“MDL”) on January 30, 2020.  The White Putative Class Action has been identified as a related action in one or more JPML filings.  It is expected that a MDL will be formed and the White Putative Class Action will be designated a related “tag along” action that will be transferred to, and become a part of, the MDL. While various interested party filings have predicted thousands of ranitidine-related lawsuits will be filed, it is not possible at this time to accurately predict the scope of the litigation as a whole or the extent of the Company’s role or involvement in ranitidine-related litigation.

The Company denies any wrongdoing and intends to vigorously defend against these claims. The Company believes that all of the aforesaid complaints and asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

United States Antitrust Multi-District Litigation

As previously disclosed , the Attorneys General for 49 States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company’s subsidiary, Dr. Reddy’s Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation (“MDL”) in the United States District Court for the Eastern District of Pennsylvania, MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation (the “MDL‐2724”).

Antitrust Case Filed by United Healthcare Services, Inc.:

On October 11, 2019, United Healthcare Services, Inc. filed a second complaint (which substantially tracks the second complaint filed by the State Attorneys General on May 10, 2019) against the Company’s U.S. subsidiary and twenty-four other defendants in the United States District Court for the District of Minnesota with respect to 116 generic drugs, alleging that the Company’s U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related “tag along” action and will be transferred to and become a part of the MDL-2724. The Company’s U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” with respect to the other generic drugs named. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, the Minnesota antitrust laws, violations of various other state antitrust and consumer protection laws, and for unjust enrichment. The complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust “Overarching Conspiracy” Cases Filed by Direct Payor Plaintiffs (“DPP”), End Payor Plaintiffs (“EPP”) and Indirect Reseller Plaintiffs (“IRP”) Classes:

On December 19, 2019, a new class action Complaint was filed by the End Payor Plaintiffs. The Complaint alleges a conspiracy in restraint or trade in violation of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-eight States’ antitrust statutes and twenty-nine States’ consumer protection statutes, and asserts claims of unjust enrichment. The Compliant, seek injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Contingencies (continued)

The Complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and thirty-five drugs and, with slight variations, names approximately thirty-six generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary.

The drug-specific allegations against the Company’s U.S. subsidiary involve eight of the one hundred thirty-five drugs, including Allopurinol, Ciprofloxacin HCL, Fluconazone, Glimepiride, Oxaprozine, Paricalcitol, Ranitiding HCL and Tizanidine.  The Company denies any wrongdoing and intends to vigorously defend against these claims.

On December 19, 2019, a new class action Complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The Complaint alleges a conspiracy in restraint or trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States’ antitrust statutes and consumer protection statutes and asserts claims of unjust enrichment.  The Complaint seeks, injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs. The Complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary, as well as seven pharmaceutical distributor defendants and sixteen individual defendants.

The drug-specific allegations against the Company’s U.S. subsidiary involve nineteen of the one hundred sixty-two drugs, including Allopurinol, Capecitabine, Ciprofloxacin HCL, Divalproex ER, Eszopiclone, Fenofibrate, Glimepiride, Isotrotinoin, Lamotrigine ER, Meprobamate, Metoprolol ER, Montelukast Granules, Omeprazole Sodium Bicarbonate, Oxaprozine, Paricalcitol, Sumatriptan, Tizanidine HCL, Valganciclovir and Zoledronic Acid.  The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Case Filed by Fourteen New York State Counties

On December 19, 2019, a new class action Complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The Complaint alleges a conspiracy in restraint or trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States’ antitrust statutes and consumer protection statutes and claims of unjust enrichment. The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs.  The Complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary as well as seven pharmaceutical distributor defendants and sixteen individual defendants. The drug-specific allegations against the Company’s U.S. subsidiary involve nineteen of the one hundred sixty-two drugs, including Allopurinol, Capecitabine, Ciprofloxacin HCL, Divalproex ER, Eszopiclone, Fenofibrate, Glimepiride, Isotrotinoin, Lamotrigine ER, Meprobamate, Metoprolol ER, Montelukast Granules, Omeprazole Sodium Bicarbonate, Oxaprozine, Paricalcitol, Sumatriptan, Tizanidine HCL, Valganciclovir and Zoledronic Acid. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Case Filed by Health Care Services, Inc.

On December 11, 2019, Health Care Services, Inc. filed a Complaint against the Company’s U.S. subsidiary and thirty-eight other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the one hundred twenty-eight drugs.  The Company’s U.S. subsidiary is specifically named with respect to eight drugs: Ciprofloxacin HCL, Divalproex ER, Glimepiride, Meprobamate, Oxaprozine, Paricalcitol and Tizanidine.  Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the Complaint. The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one State’s antitrust laws, and twenty-seven States’ consumer protection statutes, and asserts claims of unjust enrichment.  The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Contingencies (continued)

Antitrust Case Filed by MSP Recovery Claims, Series LLC, MAO-MSO Recovery II, LLC,  and MSPA Claims I, LLC (collectively “MSP Recovery”), as Assignees of certain Medicare Advantage Plans

On December 16, 2019, MSP Recovery filed a Complaint against the Company’s U.S. subsidiary and twenty-five other defendants, involving a total of sixteen generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the sixteen drugs.  The Company’s U.S. subsidiary is specifically named with respect to one drug:  Divalproex ER.  Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints.

The Complaint alleges violations of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of  twenty-eight States’ antitrust laws and twenty-three States’ consumer protection statutes, and asserts claims of unjust enrichment.  The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis.  The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Case Filed by Molina Healthcare Inc.

On December 27, 2019, Molina Healthcare Inc. filed a Complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the one hundred twenty-eight drugs.  The Company’s U.S. subsidiary is specifically named with respect to eight drugs:  Ciprofloxacin HCL, Divalproex ER, Glimepiride, Meprobamate, Oxaprozine, Paricalcitol, Tizanidine and Zoledronic Acid.  Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints.  The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States’ antitrust laws and consumer protection statutes and asserts claims of unjust enrichment.  The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis.  The Company denies any wrongdoing and intends to vigorously defend against these claims.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

Glenmark Litigation

In November 2017, the Company received a letter from Glenmark Farmaceutica Ltda and Glenmark Pharmaceuticals Limited (collectively “Glenmark”), for invocation of arbitration under a distribution agreement and a deed of assignment relating to a product between the Company and Glenmark. Glenmark alleged that the non-supply of the product by the Company severely affected the value of the intellectual property and goodwill and asserted claims to recover the loss along with interest and penalties from the Company.

In March 2018, an arbitrator was appointed by the Supreme Court of India at Glenmark’s request. In July 2018, Glenmark filed a claim statement against the Company and in September 2018, the Company filed a reply against the claim along with a counter claim.

Glenmark filed a reply to the counter claim of the Company in November 2018 and the issues were finalized. Inspection of documents along with the filing of the statement of Admissions and Denials was completed in December 2018.The Company was asked to submit the list of witnesses by March 5, 2019.

Affidavits in chief examination were filed by witnesses of the Company and Glenmark. The cross examination of the witnesses of Glenmark has completed and that of the Company has commenced and continued in November and December 2019. The parties have agreed to settle the disputes for an amount of Rs.50 payable by the Company to Glenmark.

Accordingly the Company recognized the provision of Rs.50 representing the probable outflow on account of settlement of litigation during the three months ended December 31, 2019. The aforesaid provision is recognized as part of “Selling, general and administrative expenses”.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Contingencies (continued)

Environmental matters

Land pollution

As previously disclosed, since 1989 the Company has been involved in a series of legal proceedings relating to allegations that the Company, along with various other co-defendants, effected discharges of pollution that damaged certain farms and other lands in the Patancheru and Bollaram areas of Medak district of Andhra Pradesh, India.

During the three months ended September, 2019, the Telangana Pollution Control Board (“TSPCB”) has issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from financial year 2016-2017 to 2018-2019 for all the industrial units situated in Pattancheru and Bollaram for the purposes of restoration of the said effected area. The Company has four industrial units situated in Pattancheru and Bollaram. The CFO for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from financial year 2016-2017 to 2018- 2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In  November 2019, demand notices were issued by the Telangana State Pollution Control Board (TSPCB) for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated 03 08 2019 issued by TSPCB under the guise of G O Ms No 24 dated 24.04.2019 and G O Ms No 31 dated 24.05.2019  and basis the judgment of NGT, Chennai dated October 24, 2017 for the years 2015-2016 to 2018 -2019 received by CTO-1, CTO-2 and CTO-3 of the Company.

On November 22, 2019, The Hon’ble High Court of Judicature at Hyderabad vide its Interim Order had stayed the demand on condition of deposit of Rs.60 as the remediation fee for the previous year 2018-2019 payable in the year 2019-2020. The deposit of Rs.60 was made and the Interim Order is continuing and the matter is coming up for hearing on February 7, 2020.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the interim financial statements of the Company.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions).

The APP Appellate Board’s decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the “NGT”), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Contingencies (continued)

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed off as  the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order July 25, 2013. However, the NGT, Delhi has passed  a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (NEERI), and Telangana State Pollution Control Board to ascertain the present status of pollution issues in Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

Indirect taxes related matters

Distribution of input service tax credits

As disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019 (the “2019 Form 20-F”), the Central Excise Authorities have issued various demand notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. In response to these notices, the Company has submitted certain replies and filed certain appeals as described in the 2019 Form 20-F.

In addition to the replies disclosed in the 2019 Form 20-F, during the three months ended June 30, 2019, the Company submitted its response to the Central Excise Authorities notice for the period covered from April 2016 to June 2017.

The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these interim financial statements as of December 31, 2019.

Notices from Commissioners of Goods and Services Tax, India

In the months of November 2019 and January 2020, the Commissioner of Goods and Services Tax, India issued notices to the Company alleging that the Company has irregularly availed input tax credit of Rs. 311.   The Company is in the process of responding to the notices.  The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable act.

The Company believes that any liability that might arise on account of the aforesaid notices is not probable. Accordingly, no provision was made in the interim financial statements for the quarter ended December 31, 2019.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The aggregate disputed amount is Rs.318. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of December 31, 2019.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

Tabulated below are the further updates with respect to the aforementioned sites:

Month and year	Update
February, March and April 2017

The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities.  During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada.

June 2017	The U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda was successfully closed.
November 2017	The Company received EIRs from the U.S. FDA for the oncology manufacturing facility at Duvvada which indicated that the inspection status of this facility remained unchanged.
February 2018	The Company received EIRs from the U.S. FDA for API manufacturing facility at Srikakulam which indicated that the inspection status of this facility remained unchanged.
June 2018	The Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.
October 2018	The re-inspection was completed for the oncology formulation manufacturing facility at Duvvada and the U.S. FDA issued a Form 483 with eight observations.
November 2018	The Company responded to the observations identified by the U.S. FDA for the oncology formulation manufacturing facility at Duvvada in October 2018.
February 2019	The U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada.

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries were received by the Company, and the Company responded to all such queries in January 2019. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA has completed the audit on January 28, 2020. The Company has been issued a Form 483 with 5 observations which the Company will address comprehensively within the stipulated timeline.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Receipt of warning letter from the U.S. FDA (continued)

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:

Located in India

Month and year	Unit	Details of observations
June 2018	API Srikakulam Plant (SEZ)	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in August 2018.
November 2018	Formulations Srikakulam Plant (SEZ) Unit II	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in February 2019.
January-April 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda

One observation was noted. The Company responded to the observation.

In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as Voluntary Action Initiated (“VAI”).

January-April 2019	Formulations manufacturing facility at Bachupally, Hyderabad

Eleven observations were noted. The Company responded to the observations in January 2019.

In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

March-June 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S.FDA indicating the closure of audit for this facility.
June -September 2019	Formulations manufacturing plants, Duvvada {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX)}	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit of these facitlites.
July- October 2019	API Hyderabad plant 2, Bollaram, Hyderabad

Five observations were noted during U.S.FDA inspection. The Company responded to the observations in August 2019.

In October 2019, an EIR was issued by the U.S.FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August- September 2019	Formulations manufacturing plants, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)	Eight observations were noted. The Company responded to the observations in September 2019 and is awaiting an EIR.
August- October 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A

No observations were noted.

In October 2019, an EIR was issued by the U.S.FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Initiated (“NAI”)

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019 and is awaiting an EIR.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Merger of Dr. Reddy’s Holdings Limited into the Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the ‘Scheme’) of Dr. Reddy’s Holdings Limited (DRHL), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the ‘Company’) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

 The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

The Scheme of Amalgamation of DRHL with the Company was filed with BSE and NSE (Stock Exchanges) for their consideration and approval. No observation letters were received from the stock exchanges on the basis of no comments received from SEBI on October 11, 2019. The Company has filed an application with the Hon’ble National Company Law Tribunal (NCLT) Hyderabad, seeking direction for conducting court convened meetings of the shareholders and unsecured creditors. The Hon’ble NCLT vide its order dated November 22, 2019 directed the Company to conduct meetings of the shareholders’ and creditors. The NCLT also appointed the Chairpersons and Scrutinizers for the respective meetings. The notice convening the shareholders and unsecured creditors meetings on January 2, 2020, were circulated within statutory timelines for approval of Scheme of Amalgamation of DRHL with the Company.

The resolutions were passed with requisite majority of shareholders (99.98%) and unsecured creditors (100%) at the respective shareholders and unsecured creditors meetings on January 2, 2020. The petition for approval of the Scheme has been filed with Hon’ble NCLT on January 9, 2020. The next NCLT hearing is on February 4, 2020.

26.	Definitive agreement with Upsher-Smith Laboratories, LLC

On June 14, 2019, the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC (Upsher-Smith), pursuant to which the Company agreed to sell, at the closing thereunder, its U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATMTM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”), which are commercialized through its wholly owned subsidiary, Promius Pharma, LLC.

Under the agreement, the Company received U.S.$70 as upfront consideration at the closing thereunder, and is entitled to receive up to U.S.$40.5 in payments contingent upon the achievement of near term milestones and additional financial objectives, including those based upon existing contractual obligations and inventory.  In addition, the Company will be entitled to receive sales based royalties on a quarterly basis.

In July 2019, upon the closing of the transaction, the Company recognized Rs.7,486 (U.S.$108.7) as a license fee forming part of revenue in accordance with guidance available under IFRS 15, Revenue from Contracts with Customers. The costs associated with this transaction were Rs.328, and were recognized in the consolidated income statement under the headings “Cost of revenue” and “Selling, general and administrative expenses”.

27.	Subsequent events

None.

39

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2019 and the six month ended September 30, 2019, all of which are on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2019 compared to the three months ended December 31, 2018

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2019			2018
		Rs. in millions	% of Revenues		Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	Rs.	43,838	100.0%	Rs.	38,500	100.0%	14%
Gross profit		23,722	54.1%		20,752	53.9%	14%
Selling, general and administrative expenses		12,670	28.9%		12,036	31.3%	5%
Research and development expenses		3,949	9.0%		3,668	9.5%	8%
Impairment of non-current assets		13,200	30.1%		-	0.0%	100%
Other income, net		(228)	(0.5)%		(681)	(1.8)%	(67)%
Results from operating activities		(5,869)	(13.4)%		5,729	14.9%	(202)%
Finance income/(expense), net		419	1.0%		(13)	(0.0)%	(3323)%
Share of profit of equity accounted investees, net of tax		176	0.4%		89	0.2%	98%
Profit/(loss) before tax		(5,274)	(12.0)%		5,805	15.1%	(191)%
Tax (expense) /benefit, net		(423)	(1.0)%		(953)	(2.5)%	(56)%
Profit/(loss) for the period	Rs.	(5,697)	(13.0)%	Rs.	4,852	12.6%	(217)%

Revenues

Our overall consolidated revenues were Rs.43,838 million for the three months ended December 31, 2019, an increase of 14% as compared to Rs.38,500 million for the three months ended December 31, 2018.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2019					2018
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	35,927	82%	Rs.	31,347	81%	15%
PSAI		6,906	16%		5,937	15%	16%
Proprietary Products		241	1%		735	2%	(67)%
Others		764	2%		481	1%	59%
Total	Rs.	43,838	100%	Rs.	38,500	100%	14%

40

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.35,927 million for the three months ended December 31, 2019, an increase of 15% as compared to Rs.31,347 million for the three months ended December 31 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 9% resulting from the introduction of new products during the period from January1, 2019 to December 31, 2019;

•	an increase of approximately 12% resulting from an increase in the sales volume of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 6% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.15,999 million for the three months ended December 31, 2019, an increase of 8% as compared Rs 14,832 million during the three months ended December 31, 2018. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues were also increased by 8% in the three months ended December 31, 2019 as compared to the three months ended December 31, 2018.

This increase in revenues was largely attributable to the following:

•

revenues from new products launched between January 1, 2019 and December 31, 2019, such as fosaprepitant injection, propofol injection, daptomycin injection 500mg, carboprost tromethamine injection and vitamin K;

•	increase in sales volumes of our existing products; and

•	the foregoing was partially offset by price erosion in certain of our existing products.

During the three months ended December 31, 2019, we launched five new products in North America (the United States and Canada). These new products were doxercalciferol injection, bortezomib injection 3.5 mg/vial, deferasirox tablets for oral suspension, deferasirox film-coated tablets and sodium nitroprusside injection 50 mg/2 mL single-dose vial.

During the three months ended December 31, 2019, we made three new ANDA filing to the U.S. FDA. As of December 31, 2019, we had 101 filings pending approval with the U.S. FDA, which includes two NDA filings under section 505(b) (2) and 99 ANDA filings. Out of these 99 ANDA filings, 53 are Paragraph IV filings and we believe we are the first to file with respect to 32 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are derived from Germany, the United Kingdom, Italy, France, Spain and our out-licensing business across Europe. Such revenues were Rs.3,093 million for the three months ended December 31, 2019, an increase of 52% as compared Rs 2,030 million for the three months ended December 31, 2018. This increase was primarily on account of increase in sales volume of our existing products and new products launched between January 1, 2019 and December 31, 2019, the foregoing was partially offset by price erosion in certain of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2019 were Rs.7,636 million, an increase of 13% as compared Rs 6,741 million for the three months ended December 31, 2018. This increase was primarily attributable to an increase in sales price and sales volumes of our existing products and new products we launched between January 1, 2019 and December 31, 2019.

According to IQVIA in its Moving Quarterly Total report for the three months ended December 31, 2019, our secondary sales in India increased by 10.6% during such period, as compared to the India pharmaceutical market’s growth of 9.6% during such period. During the three months ended December 31, 2019, we launched eight brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China, South Africa and Brazil) for the three months ended December 31, 2019 were Rs.9,199 million, an increase of 19% as compared to Rs 7,744 million for the three months ended December 31, 2018.

41

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2019 were Rs.4,917 million, an increase of 20% as compared to Rs 4,099 million for the three months ended December 31, 2018. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 17% for the three months ended December 31, 2019 as compared to the three months ended December 31, 2018. The increase in revenues was primarily on account of an increase in the volumes and sale price of our existing products. Our OTC division’s revenues from Russia for the three months ended December 31, 2019 were 46% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended November 30, 2019, our sales value growth and volume growth from Russia, as compared to the Russian pharmaceutical market was as follows:

	For the three months ended November 30, 2019
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	0.7%	(6.8)%	8.4%	0.3%
Over-the-counter (OTC)	1.1%	(2.7)%	4.0%	(4.5)%
Total (Rx + OTC)	0.9%	(5.3)%	6.2%	(3.0)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,818 million for the three months ended December 31, 2019, an increase of 26% as compared to Rs 1,441 million for the three months ended December 31, 2018. This increase was largely attributable to the increase in sales volumes and sales price of our existing brands and with new products launched between January 1, 2019 and December 31, 2019.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,464 million for the three months ended December 31, 2019, an increase of 12% as compared to Rs 2,204 million for the three months ended December 31, 2018. This increase was largely attributable to an increase in the sales volumes of our existing products, as well as new products launched between January 1, 2019 and December 31, 2019, the foregoing was partially offset by price erosion in certain of our existing products

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2019 were Rs.6,906 million, an increase of 16% as compared to Rs.5,937 million for the three months ended December 31, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	an increase in sales of active pharmaceutical ingredients for the three months ended December 31, 2019, which increased our PSAI segment’s revenues by approximately 19.5%; and

•	a decrease in sales of our pharmaceutical development services business, which decreased our PSAI segment’s revenues by approximately 3.5%.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.241 million for the three months ended December 31, 2019, a decrease of 67% as compared to Rs.735 million for the three months ended December 31, 2018. This decrease was primarily on account of divesture of our dermatological brand products during the three months ended March 31, 2019 and divesture of our neurological product brands during the three months ended September 30, 2019.

42

Gross Profit

Our gross profit was Rs.23,722 million for the three months ended December 31, 2019, representing 54.1% of our revenues for that period, as compared to Rs.20,752 million for the three months ended December 31, 2018, representing 53.9% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2019			2018
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	20,910	58.2%	Rs.	18,049	57.6%
PSAI		2,072	30.0%		1,826	30.8%
Proprietary Products		246	102.1%		628	85.4%
Others		494	64.7%		249	51.8%
Total	Rs.	23,722	54.1%	Rs.	20,752	53.9%

The gross profits from our Global Generics segment increased to 58.2% for the three months ended December 31, 2019 from 57.6% for the three months ended December 31, 2018. This increase was on account of the introduction of new products with higher margins and a lower increase in manufacturing overheads as compared to sales and the forgoing was partially offset by price erosion in some of our key existing products.

The gross profits from our PSAI segment decreased to 30.0% for the three months ended December 31, 2019, from 30.8% for the three months ended December 31, 2018. This decrease was primarily on account of changes in existing product mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,670 million for the three months ended December 31, 2019, an increase of 5% as compared to Rs.12,036 million for the three months ended December 31, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 2% on account of increased personnel costs primarily on account of annual increments;

•	an increase of 2% on account of increased freight outward expenses;

•	an increase of 2% on account of increased rent, rates, taxes and insurance expenses; and

•	the foregoing was partially offset by a decrease of 1% on account of decreased legal and professional expenses.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 28.9% for the three months ended December 31, 2019 from 31.3% for the three months ended December 31, 2018.

Research and development expenses

Our research and development expenses were Rs.3,949 million for the three months ended December 31, 2019, an increase of 8% as compared to Rs.3,668 million for the three months ended December 31, 2018. The increase was primarily on account of an increase in expenditures for our biosimilars business and a reduction in the expenditures in our proprietary products segment.

As a proportion of our total revenues, our research and development expenses was at 9.0% for the three months ended December 31, 2019, as compared to 9.5% for the three months ended December 31, 2018.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs 13,200 million for the three months ended December 31, 2019 as compared to a nil charge for the three months ended December 31, 2018. Please refer Note 12 of interim financial statements of the Company for explanation on this charge.

43

Other income, net

Our net other income was Rs.228 million for the three months ended December 31, 2019, as compared to net other income of Rs.681 million for the three months ended December 31, 2018. Our net other income for the three months ended December 31, 2018 is higher in comparison to the three ending on December 31, 2019 since it includes Rs.423 million on account of profit on sale of our API manufacturing business unit located in Jeedimetla, Hyderabad to Therapiva Private Limited.

Finance income/(expense), net

Our net finance income was Rs.419 million for the three months ended December 31, 2019, as compared to net finance expense of Rs.13 million for the three months ended December 31, 2018. This increase in net finance income was mainly due to the following:

•

profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.218 million for the three months ended December 31, 2019, as compared to profit on sale of investments of Rs.281 million for the three months ended December 31, 2018;

•	net interest income of Rs.55 million for the three months ended December 31, 2019, as compared to net interest expense of Rs.21 million for the three months ended December 31, 2018; and

•	net foreign exchange gain of Rs.146 million for the three months ended December 31, 2019, as compared to net foreign exchange loss of Rs.274 million for the three months ended December 31, 2018.

Profit/(loss) before tax

As a result of the above, our loss before tax was Rs.5,274 million for the three months ended December 31, 2019, as compared to a profit of Rs.5,805 million for the three months ended December 31, 2018.

Tax (expense)/benefit, net

Our consolidated weighted average tax rate was expense of 8.0% for the three months ended December 31, 2019, as compared to an expense of 16.4% for the three months ended December 31, 2018. Our tax expense was Rs.423 million for the three months ended December 31, 2019, as compared to Rs.953 million for the three months ended December 31, 2018.

The effective rate of tax for the three months ended December 31, 2019 was lower primarily on account of recognition of deferred tax asset related to losses for impairment of some product intangibles of the Company in the three months ended December 31, 2019.

Profit/(loss) for the period

As a result of the above, our net loss was Rs.5,697 million for the three months ended December 31, 2019, representing (13.0%) of our total revenues for such period, as compared to a profit of Rs.4,852 million for the three months ended December 31, 2018, representing 12.6% of our total revenues for such period.

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Section B:

Nine months ended December 31, 2019 compared to the nine months ended December 31, 2018

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2019			2018
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	130,282	100.0%	Rs.	113,685	100.0%	15%
Gross profit		71,201	54.7%		62,377	54.9%	14%
Selling, general and administrative expenses		37,952	29.1%		36,386	32.0%	4%
Research and development expenses		11,220	8.6%		11,945	10.5%	(6)%
Impairment of non-current assets		16,760	12.9%		128	0.1%	12994%
Other expense/(income), net		(4,122)	(3.2)%		(1,625)	(1.4)%	154%
Results from operating activities		9,391	7.2%		15,543	13.7%	(40)%
Finance income/(expense), net		1,043	0.8%		768	0.7%	36%
Share of profit of equity accounted investees, net of tax		456	0.4%		281	0.2%	62%
Profit before tax		10,890	8.4%		16,592	14.6%	(34)%
Tax (expense)/benefit, net		966	0.7%		(2,141)	(1.9)%	(145)%
Profit for the period	Rs.	11,856	9.1%	Rs.	14,451	12.7%	(18)%

Revenues

Our overall consolidated revenues were Rs.130,282 million for the nine months ended December 31, 2019, an increase of 15% as compared to Rs.113,685 million for the nine months ended December 31, 2018.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2019					2018
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	101,725	78%	Rs.	92,519	81%	10%
PSAI		18,552	14%		17,375	15%	7%
Proprietary Products		7,947	6%		2,237	2%	255%
Others		2,058	2%		1,554	2%	32%
Total	Rs.	130,282	100%	Rs.	113,685	100%	15%

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Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.101,725 million for the nine months ended December 31, 2019, an increase of 10% as compared to Rs.92,519 million for the nine months ended December 31, 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 9% resulting from a net increase in the sales volume of existing products in this segment; and

•	a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the nine months ended December 31, 2019 were Rs.46,587 million, an increase of 4% as compared to Rs 45,000 million for the nine months ended December 31, 2018. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 2% in the nine months ended December 31, 2019 as compared to the nine months ended December 31, 2018.

During the nine months ended December 31, 2019, we launched 22 new products in North America (the United States and Canada) including four re-launches. The 18 new products are doxercalciferol injection, bortezomib injection 3.5 mg/vial, deferasirox tablets for oral suspension, deferasirox film-coated tablets, sodium nitroprusside injection 50 mg/2 mL single-dose vial, daptomycin injection 500mg, testosterone gel, tobramycin, vitamin K, over-the-counter (OTC) calcium carbonate, carboprost tromethamine injection, OTC guaifenesin and pseudoephedrine HCL, ramelteon tablets, pregabalin capsules, vigabatrin powder for oral solution, bupropion HCL extended release tablets, fosaprepitant injection and docetaxel injection160mg. Four re-launches includes isotretinoin, OTC fexofenadine and pseudoephedrine, OTC fexofenadine D12 and OTC Lansoprazole.

Europe: Our Global Generics segment’s revenues from Europe were Rs. 8,261 million for the nine months ended December 31, 2019, an increase of 39% as compared to Rs 5,960 million for the nine months ended December 31, 2018.

India: Our Global Generics segment’s revenues from India were Rs.22,107 million for the nine months ended December 31, 2019, an increase of 12% as compared to Rs 19,680 million for the nine months ended December 31, 2018.

According to IQVIA in its Moving Annual Total report for the twelve months ended December 31, 2019, our secondary sales in India increased by 12.2% during such period, as compared to the India pharmaceutical market’s growth of 10.4% during such period. During the nine months ended December 31, 2019, we launched 20 brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily China, South Africa and Brazil) for the nine months ended December 31, 2019 were Rs.24,770 million, an increase of 13% as compared to Rs 21,879 million for the nine months ended December 31, 2018.

Russia: Our Global Generics segment’s revenues from Russia were Rs.12,985 million for the nine months ended December 31, 2019, an increase of 11% as compared to Rs 11,680 million for the nine months ended December 31, 2018. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 9% for the nine months ended December 31, 2019 as compared to the nine months ended December 31, 2018. Our OTC division’s revenues from Russia for the nine months ended December 31, 2019 were 45% of our total revenues from Russia.

According to IQVIA, as per its report for the eight months ended November 30, 2019, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2019
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	5.5%	(2.7)%	9.8%	2.2%
Over-the-counter (OTC)	2.5%	(2.8)%	2.3%	(5.3)%
Total (Rx + OTC)	4.2%	(2.7)%	6.0%	(2.9)%

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Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.4,696 million for the nine months ended December 31, 2019, an increase of 16% as compared to Rs 4,064 million for the nine months ended December 31, 2018.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.7,089 million for the nine months ended December 31, 2019, an increase of 15% as compared to Rs 6,135 million for the nine months ended December 31, 2018. This increase was attributable to an increase in sales contribution from markets such as Brazil, South Africa and Turkey.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2019 were Rs.18,552 million, an increase of 7% as compared to Rs.17,375 million for the nine months ended December 31, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•

increased sales of active pharmaceutical ingredients for the nine months ended December 31, 2019, primarily attributable to increased sales volumes of existing products which increased our PSAI segment’s revenues by approximately 10%; and

•	decreased customer orders in our pharmaceutical development services business, which decreased our PSAI segment’s revenues by approximately 3%.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.7,947 million for the nine months ended December 31, 2019, an increase of 255% as compared to Rs.2,237 million for the nine months ended December 31, 2018. This increase was primarily on account of divesture of our neurological product brands ZEMBRACE® SMYTOUCH® (sumatriptan injection 3mg) & TOSYMRA™ (sumatriptan nasal spray 10mg) for Rs 7,486 million.(Refer Note 26 of interim financial statements of the Company)

Gross Profit

Our total gross profit was Rs.71,201 million for the nine months ended December 31, 2019, representing 54.7% of our revenues for that period, as compared to Rs.62,377 million for the nine months ended December 31, 2018, representing 54.9% of our revenues for that period.

	For the nine months ended December 31,
	2019			2018
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	58,117	57.1%	Rs.	54,916	59.4%
PSAI		4,147	22.4%		4,708	27.1%
Proprietary Products		7,751	97.5%		1,875	83.8%
Others		1,186	57.6%		878	56.5%
Total	Rs.	71,201	54.7%	Rs.	62,377	54.9%

The gross profits from our Global Generics segment decreased to 57.1% for the nine months ended December 31, 2019, from 59.4% for the nine months ended December 31, 2018. This decrease was primarily on account of price erosion in some of our key existing products and higher charges from inventory write offs, which was partially offset by the introduction of new products with higher margins during the intervening period.

The gross profits from our PSAI segment decreased to 22.4% for the nine months ended December 31, 2019, from 27.1% for the nine months ended December 31, 2018. This decrease was primarily on account of changes in existing product mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products). In the intervening period our sales in our pharmaceutical development services for certain products provided to innovator companies has reduced.

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Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.37,952 million for the nine months ended December 31, 2019, an increase of 4% as compared to Rs.36,386 million for the nine months ended December 31, 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 2% on account of increased personnel costs, primarily on account of annual increments;

•	an increase of 1% on account of increased freight outward expenses and

•	an increase of 1% on account of increased depreciation and amortization expenses

As a proportion of our total revenues, our selling, general and administrative expenses were 29.1% for the nine months ended December 31, 2019, as compared to 32.0% for the nine months ended December 31, 2018.

Research and development expenses

Our research and development costs were Rs.11,220 million for the nine months ended December 31, 2019, a decrease of 6% as compared to Rs.11,945 million for the nine months ended December 31, 2018. The decreased spending was primarily on account of a reduction in research and development expenditures in our proprietary products segment, partially offset by an increase in expenditures for our biosimilars business.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs 16,760 million for the nine months ended December 31, 2019 as compared to Rs 128 million charge for the nine months ended December 31, 2018. Please refer Note 12 of interim financial statements of the Company for explanation on this charge.

Other income, net

Our other income was Rs.4,122 million for the nine months ended December 31, 2019, as compared to other income of Rs.1,625 million for the nine months ended December 31, 2018.

This increase was largely on account of Rs. 3,457 million received from Celgene pursuant to an agreement entered towards settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (lenalidomide) pending before Health Canada.

The nine months period ending as on December 31, 2018 includes Rs.423 million on account of profit on sale of our API manufacturing business unit located in Jeedimetla, Hyderabad, Rs.464 million profit on sale of our rights relating to an intangible asset forming part of our Proprietary products segment and sale of all of the membership interests in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance income/(expense), net

Our net finance income was Rs.1,043 million for the nine months ended December 31, 2019, as compared to net finance income of Rs.768 million for the nine months ended December 31, 2018. This increase in net finance income was attributable to:

•

profit on sale of investments and unrealized gains on units of mutual funds of Rs.780 million for the nine months ended December 31, 2019, as compared to profit on sale of investments of Rs.503 million for the nine months ended December 31, 2018;

•	net foreign exchange gain of Rs.304 million for the nine months ended December 31, 2019, as compared to net foreign exchange gain of Rs.329 million for the nine months ended December 31, 2018;

•	net interest expense of Rs.46 million for the nine months ended December 31, 2019, as compared to net interest expense of Rs.64 million for the nine months ended December 31, 2018; and

•	Other miscellaneous income of Rs.5 million for the nine months ended December 31, 2019, as compared to Rs 0 for the nine months ended December 31, 2018.

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Profit/(loss) before tax

As a result of the above, our profit before tax was Rs.10,890 million for the nine months ended December 31, 2019, a decrease of 34% as compared to Rs.16,592 million for the nine months ended December 31, 2018.

Tax (expense)/benefit, net

Our consolidated weighted average tax rate was benefit of 8.9% for the nine months ended December 31, 2019, as compared to an expense of 12.9% for the nine months ended December 31, 2018.

The effective rate of tax for the nine months ended December 31, 2019 was lower primarily on account of:

•	recognition of deferred tax asset related to losses for impairment of some product intangibles of the Company, and

•

recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, India on account of the recently promulgated Taxation Laws (Amendment) Ordinance 2019, that reduced the MAT rate from 21.55% to 17.47% for the fiscal year ended March 31, 2020 and subsequent periods.

As a result of such reduction in the MAT rate, we have a net tax benefit of Rs.966 million for the nine months ended December 31, 2019, as compared to a tax expense of Rs.2,141 million for the nine months ended December 31, 2018.

Profit/(loss) for the period

As a result of the above, our net profit was Rs.11,856 million for the nine months ended December 31, 2019, representing 9.1% of our total revenues for such period, as compared to Rs.14,451 million for the nine months ended December 31, 2018, representing 12.7% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short‐term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding finance lease obligations) outstanding as of December 31, 2019:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	3,569	USD	1 Month LIBOR + 16.5 to 30 bps
Other working capital borrowings		5,545	USD	3Months LIBOR + 55 bps
			RUB	7.05%
			ZAR	1M JIBAR+120 bps
			MXN	TIIE + 1.25%
			INR	9.05%
			BRL	7.25%
Long-term borrowings		5,353	USD	1 Month LIBOR + 82.7 bps

(1)

“INR” means Indian rupees, “USD” means United States dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, “BRL” means Brazilian reals and “ZAR” means South African rand.

(2)

“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2019		2018
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	27,295	Rs.	21,993
Investing activities		3,247		(7,155)
Financing activities		(30,596)		(15,717)
Net decrease in cash and cash equivalents	Rs.	(54)	Rs.	(879)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.53,869 million available in credit under revolving credit facilities with banks as of December 31, 2019.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.27,295 million for the nine months ended December 31, 2019, as compared to a cash inflow of Rs.21,993 million for the nine months ended December 31, 2018.

The increase in net cash inflow of Rs.5,302 million was primarily due to an increase in our earnings which was partially offset by a temporary increase in working capital requirements. Such temporary increase was primarily on account of an increase in our trade receivables, which was partially offset by increase in trade payables as of December 31, 2019.

Our average days’ sales outstanding (“DSO”) as at December 31, 2019, March 31, 2019 and December 31, 2018 were 93 days, 90 days and 110 days, respectively. There is no significant change in the DSO compared to March 31, 2019. The decrease in our DSO as compared to December 31, 2018 was primarily on account of sale of our trade receivables in North America (Refer Note 6).

Cash Flows from Investing Activities

Our investing activities resulted in net cash inflows of Rs.3,247 million and  net outflows of Rs.7,155 million for the nine months ended December 31, 2019 and 2018, respectively.

The increase in net cash inflow was primarily on account of:

•	the net redemption of investments in bonds and debentures, fixed deposits having an original maturity of more than three months and mutual funds by Rs.9,295 million;

•	a decrease in purchase of property, plant and equipment and other intangible assets, net of discards by Rs.425 million;

•	an increase in interest income by Rs.290 million; and

•	an increase in dividends received from equity accounted investees by Rs.392 million.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs.30,596 million and Rs.15,717 million for the nine months ended December 31, 2019 and 2018, respectively.

During the nine months ended December 31, 2019, the net cash outflow was primarily on account of repayment of short‐term and long-term borrowings of Rs.24,932 million, an interest payment of Rs.1,277 million and a dividends pay-out of Rs.3,916 million.

During the nine months ended December 31, 2018, the net cash outflow was primarily on account of the repayment of short‐term and long-term borrowings of Rs.10,040 million, an interest payment of Rs.1,179 million and a dividends pay-out of Rs.4,003 million.

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ITEM 4. OTHER MATTERS

None.

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ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: January 31, 2020	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

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